Exhibit 99.7

April 13, 2004

Autorité des Marchés Financiers

Dear Sirs/Mesdames:

Royal Bank of Canada Prospectus Supplement, dated April 7, 2004 relating to the offering of US$130,000,000 5.495% Notes Due 2019, to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness)-Comfort pursuant to National Instrument 44-102, Section 7.3

We were Joint Auditors of Royal Bank of Canada (the “Bank”) and under the date of November 19, 2002, we reported on both:

(a)	the consolidated balance sheet of the Bank as at October 31, 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2002 prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada; and

(b)	the consolidated balance sheet of the Bank as at October 31, 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2002 prepared in accordance with accounting principles generally accepted in the United States of America , (items (a) and (b) together are the “2002 Audited Consolidated Financial Statements”);

which are incorporated by reference in the Prospectus Supplement, dated April 7, 2004, relating to the offering of US$130,000,000 5.495% Notes Due 2019, to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) of the Bank (collectively, the “Prospectus”).

The Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Bank:

(c)	the unaudited interim consolidated balance sheet of the Bank as at January 31, 2003 and the unaudited interim consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period ended January 31, 2003 prepared in accordance with Canadian generally accepted accounting principles; and

Autorité des Marchés Financiers
April 13, 2004

(d)	the unaudited interim consolidated balance sheet of the Bank as at January 31, 2003 and the unaudited interim consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period ended January 31, 2003 prepared in accordance with accounting principles generally accepted in the United States of America (items (c) and (d) together are the “Unaudited Interim Consolidated Financial Statements”).

We, as Joint Auditors, have not audited any financial statements of the Bank as at any date or for any period subsequent to October 31, 2002. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Consolidated Financial Statements or on the financial position, results of operations or cash flows of the Bank as at any date or for any period subsequent to October 31, 2002.

We, as Joint Auditors, performed a review of the Unaudited Interim Consolidated Financial Statements of the Bank as at January 31, 2003 and for the three-month period ended January 31, 2003 prior to the reclassification of certain amounts to conform to the January 31, 2004 presentation in the Unaudited Interim Consolidated Financial Statements which were reviewed by Deloitte & Touche LLP solely. We performed our review in accordance with Canadian generally accepted standards for reviews of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review of the Unaudited Interim Consolidated Financial Statements, prior to the reclassification of certain amounts which were reviewed by Deloitte and Touche LLP, we, as joint auditors, are not aware of any material modification that needs to be made for the Unaudited Interim Consolidated Financial Statements to be in accordance with Canadian generally accepted accounting principles, or accounting principles generally accepted in the United States of America, as applicable.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(signed) “Deloitte & Touche LLP”	(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants	Chartered Accountants
Toronto, Ontario	Toronto, Ontario